ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

August 25, 2015

Via EDGAR and Overnight Delivery

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Standard Pacific Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 6, 2015
File No. 333-205452

Dear Mr. Ingram:

On behalf of Standard Pacific Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated August 20, 2015, relating to the Company’s Registration Statement on Form S-4 submitted to the SEC on July 2, 2015 as amended by Amendment No. 1 submitted to the SEC on August 6, 2015 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments made by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response. Page number references in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Standard Pacific and Ryland Unaudited Pro Forma Condensed Combined Financial Statements, page 115

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 120

Note 1. Basis of Presentation, page 120

1.	We note your response to comment 31 in our letter dated July 29, 2015. Please revise note (a) on page 120 to clarify how you determined the amounts you include in the annual and interim pro forma statements of operations and revise note (b) on page 121 to clarify where and when and the fair value step-up of homes in backlog will be recorded by the combined company.

Response to Comment 1: In response to Comment 1, the Company has revised the Registration Statement on page 122 to clarify how the Company determined the amounts included in the annual and interim pro forma statements of operations and where and when the fair value step-up of homes in backlog will be recorded by the combined company.

Note 2. Preliminary Purchase Price, page 125

2.	We note your response to comment 36 in our letter dated July 29, 2015 and the changes you made to your purchase price allocation table on page 125. However, it remains unclear to us what consideration you gave to measuring Ryland’s noncontrolling interest at its acquisition date fair value in accordance with ASC 805-20-30-1. To the extent you believe carrying value approximates acquisition date fair value, please disclose that fact and describe how you arrived at that conclusion.

Response to Comment 2: In response to Comment 2, the Company has revised the Registration Statement on page 125 to disclose that the Company believes the carrying value of Ryland’s noncontrolling interest approximates acquisition date fair value and to describe how the Company arrived at that conclusion.

*    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 596-9512 or Jessica Krasner at (212) 841-8891.

Respectfully submitted,

/s/ Robb L. Tretter

Robb L. Tretter

cc:	Jessica Krasner, Ropes & Gray LLP
John P. Babel, Standard Pacific Corp.